UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

OFFERING STATEMENT

OFFERING STATEMENT PURSUANT TO REGULATION CF OF THE SECURITIES ACT
OF 1933

HOPE MULTIPLIED, LLC
(Name of Issuer)

Legal status of Issuer

Limited Liability Company	Oklahoma	May 19, 2025
(Form)	(Jurisdiction of Incorporation)	(Date of Organization)

10026A S Mingo Rd #120, Tulsa, OK 74133
(Physical Address of Issuer)

NickVTeam.com
(Website of Issuer)

Good Works Investments (a dba of Wevidit, Inc.)
(Name of Intermediary through which the offering will be conducted)

0001883789	007-00328	317216
(CIK # of Intermediary)	(SEC File # of Intermediary)	(CRD #of Intermediary)

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

> Five percent (5%) of the successful amount raised in cash, plus reimbursements for any out of- pocket expenses incurred by the portal with third-party service providers in connection with the offering.

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such interest: **NONE**

Proceeds Participation Rights	1,000,000	$1.00
(Type of Security Offered)	(Target Number of Securities Offered)	(Price)

Target Offering Amount: $1,000,000

Oversubscriptions accepted: _____YES_____

Oversubscriptions will be Allocated:_____   _____X_____ _____
                                      Pro Rata basis   First-Come First Served Basis   Other/NA

Maximum Offering Amount (if different from target offering amount): ___$5,000,000___

Deadline to reach the target offering amount: ___October 1st ("Target Date")___

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees: 1

	2026 Fiscal Year To Date	2025 Year End
Total Assets	$0	$0
Cash & Equivalents	$426	$957
Accounts Receivable	$0	$0
Short-Term Debt	$200,000	$0
Long-Term Debt	$0	$0
Revenue/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the Issuer intends to offer the Securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ. NM, NY, NC, ND, OH, OK, OR, PA, PR, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, and outside of the US, where there is legitimate interest.

FORM C
OFFERING STATEMENT OF
HOPE MULTIPLIED LLC

INTRODUCTION:

This Form C (including the cover page and all exhibits attached, hereto, the "Form C"), is being furnished by HOPE MULTIPLIED, LLC, an Oklahoma limited liability company (as used herein, "Issuer", "we", "us", "our", "our Company", "the Company", or "Hope Multiplied" and similar terms include HOPE MULTIPLIED, LLC, unless the context indicates otherwise) for the sole purpose of providing certain information about the Company as required pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201).

THE OFFERING:

The Company is offering up to $5,000,000 in aggregate Proceeds Participation rights for the upcoming release of "NO LIMBS NO LIMITS: The NickV Story" (the "Film"), which we refer to as the "Crowd Proceeds Participations" or the "Proceeds Participations". Crowd Proceeds Participations are non-voting, non-equity, contractual rights to share in the potential revenue of this film, paid out of all proceeds received from the release of the Film, after traditional costs which include off the top industry-standard distributor fees and issuer approved marketing expenses (see "Gross Receipts" defined below).

OFFERING TERMS & TIMELINE:

The Target Offering Amount (Minimum) is $1,000,000 (one million USD), and the maximum offering amount is $5,000,000 (five million USD). The minimum individual investment is $250 (two hundred fifty USD) and the maximum individual investment is $50,000 (fifty thousand USD) which can be waived by Issuer. Holders of the Crowd Proceeds Participations will each be entitled to receive up to 120% of their invested principal, if sufficient film revenues are generated. No distributions shall be made beyond such amount.

Anticipated Go-Live Date: March 9, 2026
Anticipated Theatrical Release Date: September 25, 2026
Anticipated Distributions Begin: No earlier than ninety (90) days following the theatrical release, subject to availability of Gross Receipts and applicable waterfall provisions.

Due to the nature of the film distribution industry variables, there can be no assurance that distributions will begin on this timeline.

Proceeds Participations will be paid from Gross Receipts on a first-position basis with respect to profit participation. After customary third-party distribution fees, production debt allocations, and issuer-approved marketing costs are deducted, holders of Proceeds Participations will be entitled to receive return of their invested principal and premium, prior to subsequent profit participation from distribution, and will be paid on a Pro-rata basis.

"Gross Receipts" means revenues actually received by the Company from the distribution and exploitation of the Film, net of standard off-the-top deductions, including exhibitor splits, distributor fees, sales agent commissions, and similar industry-standard fees, as further described in this Form C.

""Issuer-Approved Marketing Costs" means the full budget of costs to market, promote, and distribute the Film, approved by Hope Multiplied management. This includes all P&A expenditures, advanced marketing expenses (namely $150K advanced marketing costs fronted by Nick), campaign management fees, and any other marketing or distribution costs incurred in connection with the Film's release — whether funded from offering proceeds or from Film revenues. These costs are recouped in full before Gross Receipts are calculated.

THE FILM
The Film is a completed feature-length documentary centered on the life, message, and global impact of "NickV". The creative vision of the Film is led by Nick Vujicic, whose work has reached global audiences across faith-based, educational, and humanitarian communities.

AUDIENCE VALIDATION AND MARKET REACH
The Film has been exhibited in extensive test screenings to more than 2,000 viewers. Across such screenings, the Film received an average "overall rating" of 9.5 out of 10 and an average "recommend to others" score of 9.7 out of 10. Nick Vujicic maintains an aggregate social media following of approximately 24 million individuals and growing, including a significant number of pastors, churches, and group organizers. **These metrics are provided for informational purposes only and may not correlate with actual revenue performance.**

PRODUCTION HISTORY
The Film was produced over a multi-year period, with production and post-production expenditures incurred more than three years prior to this offering up to now. Production capital was provided by production investors who brought the Film to its current completed stage.

PRODUCTION DEBT (CAPITAL RESTRUCTURING & REGULATION D BUYOUT)
The Issuer principal partners and the Intellectual Property Holding & Production Company (He Calls We Run LLC) are currently pursuing a separate Regulation D financing transaction intended to facilitate the buyout of existing production investors (Nick the Doc LLC) and retire production-related capital, defined herein as "Production Debt". The total of the buyout is $4 Million (Production costs, Investor costs) with an estimated $2.4M balance at the start of this Reg CF Offering. If such buyout is completed through separate Reg D funding, production investors will no longer retain any ownership interest, repayment rights, or revenue participation in the Film. If the buyout is not completed prior to the generation of Film revenues, production investors will maintain IP ownership and control and may participate in revenues, in a second position after crowd investors in this offering. Funds applied to Production Debt are capped at $1M if only the $1M minimum amount is raised and $1.9M if $5M Maximum is raised.

PURPOSE AND USE OF PROCEEDS
The purpose of this offering is two-fold: 1) To help recoup Production Debt, and 2) To fund "Issuer Approved Marketing Costs" including all distribution efforts intended to maximize audience reach and revenue generation. The issuer intends to allocate funds raised as follows:

Amounts raised in excess of the Target Offering Amount ($1,000,000) up to the Maximum Offering Amount ($5,000,000) are intended to be used for a blended, combination of Production

Debt and Marketing Costs (all promotion and distribution expenses referred to as "P&A", aka Prints and Advertising) in proportions determined by the Company Management, based on the total amount raised and the needs of the Film at the time funds are deployed. If the Company raises less than the Maximum Offering Amount, it may be required to prioritize certain production or marketing expenditures over others. For example:

• First $1,000,000 raised: 100% to any remaining Production Debt
• Next $1,000,000 raised: First $250,000 to marketing and distribution, next $250K to Production Debt, next $250,000 to marketing and distribution, next $250Kto Production Debt.
• All funds raised above $2,000,000 (up to $5,000,000): 70% to marketing and distribution and if needed, 30% to remaining Production-related costs.
Note: Production Debt covered by funds raised in this offering shall not exceed $1.9M.

There can be no assurance sufficient funds will be raised to fully execute the intended marketing and distribution strategy, which could materially and adversely affect the commercial performance of the Film.
If Gross Receipts are less than the total amount invested in this Offering (or do not reach the total offering size), Crowd Proceeds Participations will be subject to loss of principal. If the Gross Receipts reach but do not exceed the total amount invested in this offering plus twenty percent (20%):
- $1,200,000 (one million two hundred thousand USD) if the Target Offering Amount is sold, and
- $6,000,000 (six million USD) if the Maximum Offering Amount is sold,
then the holders of the Crowd Proceeds Participations will be paid one hundred percent of the Gross Receipts on a pro-rata basis.

In no instance will any holder of a Crowd Participation Right be paid more than one hundred and twenty percent of the purchased value of their Crowd Proceeds Participations.

IMPORTANT:
The Crowd Proceeds Participations will be issued **in electronic form only** and will not be listed or quoted for trading on any securities exchange. The Crowd Proceeds Participations will generally not be transferable. Each investor must enter into a Proceeds Participation Agreement (the "Proceeds Participation Agreement") with the Company, which will govern all purchases of the Crowd Proceeds Participations the investor makes through this offering. In the event of any discrepancy between the terms of this Offering Statement on Form C and the Proceeds Participation Agreement, the terms of the Proceeds Participation Agreement shall prevail.

The Offering is being made through Good Works Investments (a dba of Wevidit, Inc.) (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Crowd Proceeds Participations. You will complete the purchase process through the Intermediary.

All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Crowd Proceeds Participations at any time for any reason.

The Issuer anticipates multiple closing on a rolling basis. The first anticipated is upon the minimum target offering being met and subsequent closings as necessary in the Issuer's sole discretion up to the max offering amount. The issuer anticipates subsequent closings at $100,000 thresholds after the initial closing, but may initiate subsequent closings with less than the anticipated amount depending on factors at the time.

<u>DISCLOSURES - REVIEW CAREFULLY:</u>

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. You should rely only on the information contained in this Form C.

We have not authorized anyone to provide you with information different from that contained in this Form C. Statements contained herein as to the content of any agreements or other document are summaries, and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The statements of the company contained in this Form C are based on information believed to be reliable. No warranty can be made as to the accuracy of such information.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SECURITIES BEING OFFERED AND RIGHTS OF
THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our membership. This summary reflects HOPE MULTIPLIED, LLC's (the "Company") Articles of Organization and does not purport to be complete and is qualified in its entirety by the Articles of Organization and its Company Agreement. For a complete description of the Company's membership, you should refer to our Articles of Organization and its Company Agreement and applicable provisions of the Oklahoma General Corporation Act.

GENERAL

The Company is offering up to a maximum of $5,000,000 in aggregate Proceeds Participation rights to be paid out of the Gross Receipts from the release of "NO LIMBS NO LIMITS: The Nick V Story" (the "Film"). The minimum subscription is two-hundred fifty dollars ($250.00). The maximum subscription amount will be set at fifty-thousand dollars ($50,000) but may be waived or changed, at any time, by the Company at its discretion. The Crowd Proceeds Participations will be paid out of the proceeds received from the full release of the Film across all distribution channels (the "Gross Receipts") less issuer approved marketing expenses and Production Debt. The Gross Receipts will be the only source of revenues from which the Crowd Proceeds Participations will receive payments from. The Crowd Proceeds Participations are not secured by a security interest (ownership) in any assets of the Company. The company is **NOT** offering its membership interests in this offering.

COMPANY'S MANAGEMENT & APPROVED MARKETING COSTS

The Company is a Manager-managed entity, wherein the Manager undertakes the management and governance of the Company. The Founding Member is Nick Vujicic. The Manager, Marc Harper, is responsible to form partnerships with distributors and marketing outlets for the greatest possible success of the movie, with joint approval of "Management" (the Producers of the Film and NickV).

The Company management may decide to enter into approved strategic marketing agreements with third-party advertising partners or outlets (Defined as "Manager Approved Marketing Costs") under which the advertising partner may provide advertising services prior to the offering's close and be reimbursed from either yet to be received funds raised in this offering, or deducted as part of the marketing and distribution cost before Crowd Proceeds Participations. The Company management may also decide, based on favorable critical success factors, to enter into approved Reg D fundraising agreements with accredited investors for additional marketing dollars for the greatest possible success of the movie.

CROWD PROCEEDS PARTICIPATIONS — Overview

The following is a summary of certain terms of the Crowd Proceeds Participations and is not intended to be a complete description. This summary is qualified in its entirety by the Proceeds Participation Agreement, attached as Exhibit A to this Offering Statement on Form C.

- **The Crowd Proceeds Participations represent an unsecured contractual obligation of the Company** to make payments from Gross Receipts on a **first-position basis with respect to profit participation**, after the deduction of customary third-party distribution fees and issuer-approved marketing costs. Thereafter, payments shall be made **pro-rata and pari passu** among holders of the Crowd Proceeds Participations until holders of the Crowd Proceeds Participations have received up to one hundred twenty percent (120%) of their original purchase price.

- If Gross Receipts from the exploitation of the Film are insufficient to return invested capital, investors in the Crowd Proceeds Participations will be subject to a partial or total loss of principal.

- If Gross Receipts exceed the total amount invested in this Offering but do not reach the threshold required to provide the full one hundred twenty percent (120%) return, holders of the Crowd Proceeds Participations will receive distributions on a pro-rata basis up to the amount of available Gross Receipts.

- The Crowd Proceeds Participations are **not secured by any lien or security interest** in the assets of the Company or the Film and are payable solely from Gross Receipts, if any.

- In the event of a dissolution or liquidation of the Company, holders of the Crowd Proceeds Participations shall have a **first preference solely with respect to Gross Receipts derived from the Film**, and shall not be entitled to distributions from any other assets of the Company.

- Payments to holders of the Crowd Proceeds Participations shall be made **pro-rata and Pari passu** among all holders of Crowd Proceeds Participations without preference among holders within that tier.

- Holders of the Crowd Proceeds Participations **do not have voting rights** and shall not be entitled to vote on matters submitted to the Company's members or managers.

Current Distribution Agreements with Fathom Entertainment...
The IP-Production Holding Company (He Calls We Run LLC) has entered into a theatrical distribution agreement with Fathom Entertainment and is currently evaluating multiple digital and home entertainment distribution offers. These agreements grant Fathom the right and license to distribute the Film and once they recover their defined costs/expenses and retain distribution fees for themselves, they will pay any remaining revenues to He Calls We Run LLC holding company who will immediately pay HOPE MULTIPLIED LLC. Issuer will be responsible to pay the Crowd Proceeds Participations out of the Gross Receipts received by the Holding Company (He Calls We Run LLC) from Fathom, and as necessary, from home entertainment

partner and all other distribution revenue (less authorized marketing expenses and/or remaining Production Debt) as "first money out" before any other profit participations are paid by Issuer.

Theatrical/Fathom Distribution: September 25th - October 24th, 2026

Host Theater Financials: Gross receipts from Host Theater admissions to the Event, and any Encore if applicable (net of taxes, refunds and third-party handling charges) (Ticket Revenues') will be distributed as follows:

> a. Host Theaters shall receive Twenty-Five Percent (25%) of Ticket Revenues for Events exhibited on weekdays and Thirty-Five Percent (35%) of Ticket Revenues for Events exhibited on weekends (Friday, Saturday & Sunday) as a Facilities Fee (the Facilities Fee'). Host Theatres shall receive their payment of the Facilities Fee prior to any further distribution of Ticket Revenues to Fathom or Licensor.

> b. Fathom and Licensor will split remaining Ticket Revenues on any tickets sold as follows: Fathom shall remit to Licensor (He Calls We Run LLC) 55% of Ticket Revenues (above $5 Million) and Fathom shall retain the remaining: 45% of Ticket Revenues. If Gross Ticket Revenues are less than $5 Million, Ticket Revenues are split 50/50.

> c. DCP/DCDC Expense: Fathom will withhold the DCP Expense of approx. thirty-five dollars ($35 USD) per Host Theater location from Licensor's share of Ticket Revenues. The Parties acknowledge and agree that DCP Expense will be payable regardless of the number of tickets sold. For clarity, even if not enough or no tickets are sold for the Event, Licensor will pay the DCP Expense.

Digital Home Entertainment Distribution: Anticipated start November 24th

> A Home Entertainment partner shall be entitled to retain a Distribution Fee of:
> (a) Generally less than 20% for any gross revenues received for domestic or digital or physical sales and/or other rights deals which are made directly by partners.

> ****NOTE: Distribution partnerships could change by Management Approval for the greatest possible distribution of the film.***

Marketing Agreement with Gloo/Outreach

Hope Multiplied, LLC is responsible for the management and application of marketing or "P&A" costs-including the deployment of most funds garnered through this offering. We have engaged Gloo/Outreach as a marketing partner. Repayment of approved third-party advertising costs from marketing proceeds occurs prior to crowd participation distributions.

Rights

The Crowd Proceeds Participations are not membership interests. Holders of Crowd Proceeds Participations will not have voting rights. Holders of Crowd Proceeds Participations will not have rights to any information or accounting of the affairs of the Company other than what is made public. Holders of Crowd Proceeds Participations will not have rights to inspect the books or records of the Company. Holders of Crowd Proceeds Participations will not have rights of a Member under the Oklahoma law, as amended from time to time, or the Company Agreement. The investors in this Offering, as holders of only unsecured Crowd Proceeds Participations, cannot, individually or as a group, remove the principal security holders or otherwise have control over the business of the Company. The rights of holders of the Crowd Proceeds Participations, will generally be senior to those of members of the Company in the event of dissolution.

The Crowd Proceeds Participations entitle holders to receive up to one hundred twenty percent (120%) of the purchase price from Gross Receipts derived from the release and exploitation of the Film. Distributions shall be made on a pro-rata, pari passu basis with any remaining Production Debt, and occupy first priority within the applicable payment tier of Gross Receipts, after deduction of authorized marketing expenses. Such payments shall be made before any producer or other residual profit participations are paid. If Gross Receipts are insufficient to return invested capital, holders of Crowd Proceeds Participations will be subject to a partial or total loss of principal.

The Crowd Proceeds Participations will generally not be transferable. Each investor must enter into a Proceeds Participation Agreement with the Company, which will govern all purchases of the Crowd Proceeds Participations the investor makes through this offering. In the event of any discrepancy between the terms of this Offering Statement on Form C and the Proceeds Participation Agreement, the terms of the Proceeds Participation Agreement shall prevail.

The value of the Crowd Proceeds Participations is based on the original principal amount of the Crowd Proceeds Participations, and no other valuation methodology. Contingent upon Issuer receiving sufficient Gross Receipts, each Crowd Proceeds Participation will be entitled to receive (a) an amount equal to the investor's original principal amount of the Crowd Proceeds Participation, plus (b) a "preferred return" in an amount equal to 20% of the investor's original principal amount of the Crowd Proceeds Participation. The Crowd Proceeds Participation does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

In accordance with the Proceeds Participation Agreement, the amendment and the modification of the rights and obligations of the Company and the rights of the holders under the Proceeds Participation Agreement and the Crowd Proceeds Participations may be made only with the consent of the holders of at least a majority of the aggregate principal of the Crowd Proceeds Participations at the time outstanding.

NO TRANSFERS & HOLDING PERIOD

One Year Holding Period
Securities purchased through this Regulation Crowdfunding offering are subject to a **one-year holding period** from the date of purchase, as required by SEC rules.

During this one-year period, investors generally may not transfer their securities unless the transfer is:

1. To the issuer of the securities (Hope Multiplied, LLC).

2. To an accredited investor*.

3. To a member of the purchaser's family or the equivalent, to a trust controlled by the purchaser, or in connection with the death or divorce of the purchaser or similar circumstances.

4. As part of an offering registered with the U.S. Securities and Exchange Commission. *The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

No Secondary Market

- There is currently **no public market** or secondary trading platform for these revenue participation rights.

- Investors should be prepared to hold their investment for an extended period and should **not expect liquidity** or immediate resale opportunities.

DESCRIPTION OF OUR BUSINESS

HOPE MULTIPLIED, LLC is a mission-driven marketing company formed in May 2025 in the State of Oklahoma. The company was established solely to raise recoupment funds for production costs and the marketing budget for the feature-length documentary No Limbs No Limits: The Nick V Story, set for U.S. theatrical release on September 25th, 2026, through Fathom Entertainment, followed by non-theatrical exhibition in churches and schools, premium VOD, home entertainment and digital distribution internationally.

ABOUT THE FILM - NO LIMBS NO LIMITS: The Nick V Story is an extraordinary cinematic journey. The film reveals the full story of Nick Vujicic, a man born without arms and legs who has become a global voice for hope to almost 1 billion people in 78 countries, leading to over 1 million decisions to follow Jesus. With never-before seen footage, the film offers exclusive access into Nick's life, his struggles, triumphs, and unshakeable faith with powerful storytelling and stunning visuals. It's more than a documentary; it's a movement of hope and healing for a world in need. Nick is the ambassador (spokesperson) for his film.

OUR WHY: Now more than ever we need to remind people all over the world their life has purpose even when it seems impossible and that faith in Jesus Christ, hope, and love can overcome the deepest pain. This film is for every person who feels forgotten, unqualified, or broken.

ABOUT NICK VUJICIC: Nick has traveled to 78 countries, presenting on 3500 stages, to crowds as large as 800,000 people. He works with education ministries of various nations, live streaming his anti-bullying messaging to youth, and also developed the Attitude Is Altitude Curriculum, helping to enforce values and positive attitudes for Gen Z. Meeting 25 Presidents, Prime Ministers, and Vice Presidents and at the same time addressing rescued human trafficked victims and orphans, Nick has a message of hope for everyone. International bestselling author, entrepreneur & investor, producer and actor, who today will open your heart and mind to reach higher. Nick has been seen on 60 Minutes, Oprah, Univision, TLC, Ted Talks, and has spoken for hundreds of corporations including some Fortune 500 companies. Nick Vujicic (phonetically it's pronounced "Vooyi-chich") brings with him a vast network of churches and schools globally interested in hosting licensed movie events with his film.

ABOUT OUR AWARD-WINNING AND HIGHLY EXPERIENCED FILM PRODUCERS:

Reserve Entertainment - Darren Moorman (Executive Producer) is an accomplished filmmaking veteran producing major studio projects with MGM, Lionsgate, Paramount Pictures, and Netflix, including Blue Miracle, Same Kind of Different as Me, SIGHT. Recent films include THE LAST RODEO ($8M Opening Week), the Heartland Film Festival winner GREEN AND GOLD and documentary, HELEN I BELIEVE where he teamed up with Chris Pratt.

Sypher Studios - Jason Pamer and Jens Jacob (Producers) have film projects with icons like Steph Curry and Jada Pinkett Smith, and award-winning talent like Laura Dern and Paul Walter Hauser. Their recent film AFTER DEATH became the highest-grossing faith-based documentary of all time, earning nearly $12 million in the box office.

The Company does not hold ownership of the intellectual property. Instead, it serves as a revenue conduit: raising marketing funds through a Regulation CF offering and deploying them to execute a comprehensive marketing strategy including:

Digital Ad Buys (Social, Video, Search)
Influencer Campaigns
Traditional Publicity (Press, Interviews, Media Kits)
Church and Faith Leader Engagement
Group Sales Activation (Schools, Churches, Organizations)

Hope Multiplied, LLC generates revenue only when these marketing efforts result in ticket sales and subsequent distribution proceeds, from which it is entitled to share in first position defined as "gross receipts after distributor fees" received by the IP-holding production company (He Calls We Run LLC), until the funds raised from the crowd are paid back with up to a 20% preferred return.

Investors in this offering are purchasing non-equity, non-voting revenue participation rights, which entitle them to a share of gross revenues paid from Gross Receipts of the Film, subject to the applicable waterfall (See Exhibit E for diagram).

LEGAL PROCEEDINGS:
There are no material legal proceedings pending or, to the knowledge of the company, threatened

against Hope Multiplied, LLC, any of its officers or members, or any affiliates involved in this offering.

The company has not been subject to any bankruptcy, receivership, or similar legal actions, and no regulatory investigations or enforcement actions are currently active or anticipated.

TAX STATUS:
Hope Multiplied, LLC is a newly formed limited liability company organized in Oklahoma on May 19, 2025. For federal tax purposes, the company has elected to be treated as an LLC.

The company has not yet filed a tax return, as it is in its initial formation and fundraising phase.

No federal, state, or local taxes are currently due.

The company expects to incur standard corporate tax obligations on any net income not distributed pursuant to its revenue participation commitments.

All revenue participation distributions to investors under this Regulation CF offering will be reported in accordance with applicable tax laws, and the company will provide investors with appropriate documentation (e.g., 1099-MISC or 1099-NEC) as required.

GOVERNMENTAL/REGULATORY APPROVAL AND COMPLIANCE:
The Issuer is not required to obtain any additional governmental or regulatory approvals in connection with this Offering, other than compliance with applicable securities laws, including Regulation Crowdfunding and related regulatory requirements.

MANAGEMENT'S DISCUSSION ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

The Company has a limited operating history. The purpose of our company is tied to the forthcoming theatrical release of the NO LIMBS NO LIMITS Film, as outlined in our offering above. Notably, the Crowd Proceeds Participations are structured to prioritize investor returns, with repayments set to begin in Q4 2026.

As investors are positioned to receive payments from the initial proceeds. The success of the Film at the Box Office directly influences the timeline and extent of investor returns. Consequently, while traditional financial statements provide an overview of the company's fiscal health, they do not entirely capture the specific risks and potential rewards associated with this offering. Investors' returns are primarily contingent upon the Film's market reception, underscoring the essentiality of its success for the realization of the offering's objectives. As a result, our operational strategies and financial analysis are completely focused on maximizing the Film's success to ensure we meet our obligations to investors as delineated in the Proceeds Participation Agreement.

Financial Information
There are no Financial Statements for the Company. Attached as Exhibit D for the financials of the Company is a letter Certifying our current financials.

Results of Operations

Revenues
The Company has not realized any proceeds from operations yet, funds raised for advanced marketing have been used in accordance with the goals of the company.
Operating Expenses
The Company's expenses in 2026 will be entirely attributable to the cost of forming Hope Multiplied LLC for the purpose of raising the funds for the marketing budget.

Liquidity and Capital Resources
The company's cash and cash equivalents are currently less than $1,000.

Given the dynamic nature of film marketing, the Company may soon need to raise additional capital for P&A activities. The success of the initial fundraising and subsequent P&A efforts will be crucial for the Film's market penetration and revenue generation, ultimately impacting the company's liquidity position and capital resources in the future.

Indebtedness
As of the date of this filing, Hope Multiplied, LLC has approximately $200,000 in accounts payable related to advanced marketing and promotional expenses for the documentary film *No Limbs No Limits: The Nick Vujicic Story*. These expenses were initially funded by its principals and service providers and are expected to be reimbursed from future financing proceeds.

The company intends to finance its marketing activities through the proceeds of this Regulation CF raise, but may engage in additional prepaid marketing or advertising services as part of the Marketing Costs in order to maximize exposure for the film at conferences.

COMPETITION:
The competitive landscape for film distribution is significant. Independent theatrical releases like NO LIMBS NO LIMITS release right alongside other major studio blockbusters, other independent faith-based films and an increasing number of media outlets, home entertainment and studios spending billions of dollars for brand recognition.

In addition to direct competitors in film and television, the market faces indirect competition from other forms of entertainment such as video games, social media, and short-form content platforms — all of which vie for the same discretionary time and attention of the target audience.

NO LIMBS NO LIMITS distinguishes itself in this environment through its hope-driven, inspirational narrative aimed at families, schools, and faith communities, segments often underserved by mainstream media. The film's release strategy leverages Nick's wide awareness and interest with top distribution and marketing partners like Fathom Entertainment, Gloo/Outreach and Home Entertainment partners to leverage built-in audiences and grassroots engagement rather than mass-market saturation.

ABOUT OUR MARKETING & DISTRIBUTION TEAM:
GLOO is the leading technology platform dedicated to empowering church leaders and faith-based organizations with data-driven tools to reach, engage, and serve their communities. With a nationwide network of over 250,000 church leaders, Gloo provides access to cutting-edge analytics, digital outreach campaigns, and behavioral insights that help ministries grow and mobilize their congregations. Known for launching high-impact national initiatives, including campaigns on mental health, outreach to seekers, and church reengagement, Gloo is the go-to partner for values-driven media campaigns seeking real-world impact within the faith ecosystem.

OUTREACH (a subsidiary of Gloo) is the most trusted name in church communication and event mobilization, serving over 100,000 churches across America with marketing tools, media resources, and campaign strategy. For 20+ years, Outreach has powered the promotional efforts behind the biggest names in faith-based films, including The Passion of the Christ, The Chronicles of Narnia, Fireproof, & I Can Only Imagine. From turnkey church kits to direct mail and digital advertising, Outreach equips ministries to connect with their communities and activate attendance through proven systems and wide-scale engagement.

FATHOM ENTERTAINMENT is the industry leader in event-based theatrical distribution, specializing in limited-time, high-impact film releases. With access to over 1,500 theaters nationwide, Fathom creates shared cinematic experiences around faith-based, inspirational, and culturally significant media. Their track record includes top-performing event releases like The Chosen, The Blind, The Jesus Music, After Death, and The Case for Christ. Fathom combines strategic release windows, targeted outreach, and strong exhibitor relationships to deliver theatrical results that resonate.

GOOD WORKS INVESTMENTS is an SEC-registered, FINRA-regulated crowdfunding platform that empowers everyday people to invest in high-impact media, businesses, and ventures aligned with faith, family, and freedom. Through equity and revenue participation offerings, Good Works connects mission-driven creators with a passionate community of supporters eager to make a difference—and a return. With a commitment to transparency, excellence, and values-based investing, Good Works is where conviction meets capital.

OWNERSHIP & CAPITAL STRUCTURE

Legal Structure
Hope Multiplied, LLC is an Oklahoma limited liability company formed on May 19, 2025.

Ownership
As of the date of this offering: Marc Harper and Nick Vujicic are the sole and founding members and managers of Hope Multiplied, LLC and hold 100% of the membership interest. No other individuals or entities hold equity or voting rights.

Capitalization
The issuer has issued membership interests to its founders but has no preferred equity, options, warrants, or convertible securities outstanding. This offering does not involve the sale of equity securities. The securities offered to investors are contractual revenue participation rights and do not represent equity ownership in the issuer.

Offering Structure
This Regulation CF offering consists entirely of non-equity, non-voting revenue participation rights, priced at $1 per unit. These rights:
Do not confer ownership or voting power.
Are not convertible into equity or other forms of securities.
Provide a right to share in the revenue distribution waterfall, as outlined in the "Terms of the Offering."

MANAGEMENT AND STAKEHOLDER:

| Marc Harper | Manager | Ownership: 60% | Location: Oklahoma |
| Nick Vujicic | Founding Member | Ownership 40% | Location: Dallas |

BIO:

Marc Harper - Manager, Hope Multiplied LLC
Founder & 'Chief Star Thrower' (CEO) Starfish Stories
Board of Directors, ICVM

Marc Harper is a trailblazer and leading voice in faith-based media marketing. With three decades of experience helping films succeed both in theaters and in communities. He has played a key role in launching 25+ theatrical releases, generating more than $250 million in global box office revenue. His work includes beloved titles such as *I Can Only Imagine*, *Soul Surfer*, *Fireproof, End of the Spear*, and *The Pilgrim's Progress*. NO LIMBS NO LIMITS is the first global release under contract for NickV Productions.

Marc specializes in high-impact outreach strategies that mobilize grassroots audiences and churches at scale. He has built campaigns that activated over 50,000 churches and nonprofits and he helped pioneer and develop a non-theatrical distribution division that produced $7 million in sales in just four years.

As founder of Starfish Stories, Marc leads a creative venture dedicated to media that restores families and promotes foster care and adoption.

Marc has served as VP & Director of Special Projects at RevelationMedia, where he helped lead the global rollout of *The Pilgrim's Progress* and is now advancing the iBIBLE, the world's first visual and interactive Bible. His work included partnership development, theatrical releases, and international expansion.

Marc and his wife, Ceitci, support a humanitarian mission in Bulgaria, reaching 1,500 vulnerable children in 25 locations, while equipping 700+ churches with faith-based media resources. He has 3 adult kids, 2 bonus kids and he became a grandfather in 2025.

From theaters to mission fields, Marc Harper is uniquely equipped to build audiences, drive ROI, and multiply the impact of faith-based storytelling.

Compensation
Hope Multiplied, LLC will pay a monthly consulting fee of $7,500 until home entertainment release (November 2026) paid from the proceeds of this Reg CF raise to Marc Harper (dba Starfish Stories) for his role in strategy, oversight, and execution of the marketing campaign for No Limbs No Limits.

Related-Party Disclosures

1. Marc Harper's consulting arrangement is considered a related-party transaction and is disclosed as a risk factor. Marc is a minority member of the related entity, He Calls We Run LLC, which owns the film IP.

2. While Nick Vujicic is not manager of Hope Multiplied, he is a founding member and principal in the related entity, He Calls We Run, LLC, which owns the film IP. Nick and his partners will receive proceeds from the marketing efforts of the Hope Multiplied LLC as promoters of the No Limbs No Limits film. Nick has advanced over $150K of marketing expenses to help launch the film effectively and this amount is to be repaid from the funds raised in this offering.

INTERMEDIARY AND PAYMENT PROCESS:

Regulation Crowdfunding Intermediary
This offering is being conducted through a FINRA-member funding portal:
Intermediary Name: Good Works Investments (a dba of WeVidit, Inc.)
Website: https://invest.goodworkshub.com

WeVidit, Inc. is a registered intermediary with the SEC and a member of FINRA, operating in compliance with Regulation Crowdfunding.

Hope Multiplied, LLC has engaged Good Works Investments to facilitate this offering and facilitate investor participation.

Payment Processing & Investment Commitments
Investor funds will be processed through a third-party escrow provider associated with the intermediary. Funds will only be released to Hope Multiplied, LLC if the minimum funding goal of $1,000,000 is met. If the minimum target is not reached during the offering period, investor commitments will be canceled and refunded in full.

Intermediary Fees
Good Works Investments will receive a 5% success fee on all funds raised through the platform. This fee is paid by Hope Multiplied, LLC upon successful closing of the offering and is accounted for in the Use of Proceeds section.

RISK FACTORS

Investing in No Limbs No Limits: The Nick V Story through Hope Multiplied, LLC involves significant risks. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration for Reg CF Crowdfunding; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Prospective investors should carefully consider the following:

1. **Speculative Investment:** There is no guarantee of financial return. Revenue projections are based on good-faith estimates and past performance of comparable films but may not reflect actual outcomes.

2. **Market Risk:** Theatrical success depends on factors beyond our control — including timing of release, competing titles, audience turnout, and shifting media consumption patterns.

3. **Dependence on Key Individual:** The effectiveness of the marketing campaign relies heavily on Nick Vujicic's continued public engagement and brand appeal. His participation is essential to the film's visibility and resonance with key audiences. In the past few years there has been some history of controversy related to Nick's Christian beliefs and public stance on hot topics.

4. **No Liquidity:** The securities offered are non-transferable and not listed on any exchange. There is no secondary market, and investors may not be able to sell or exit their positions prior to revenue payouts.

5. **New Entity Risk:** Hope Multiplied, LLC is a newly formed company with no prior operating history. Its ability to execute the marketing plan and manage funds effectively is unproven.

6. **Regulatory Compliance Risk:** Changes in SEC regulations, or failure to comply with Reg CF requirements, could delay or limit this offering and potentially lead to penalties or operational challenges.

7. **No Ownership in Film or IP:** Hope Multiplied LLC does not own rights to the film or its intellectual property. Returns are tied solely to revenue generated by the marketing campaign's success, not ongoing royalties or backend ownership.

8. **Related-Party Transaction:** A monthly fee of at least $7,500 to Hope Multiplied, LLC (managed by Marc Harper) up through home entertainment release is included in the marketing budget raised. While this aligns his minority membership interest with the

rights holding company and the film's success, it is a related-party transaction and must be disclosed. Marc Harper also provides consulting services for Wevidit Media, Inc. the parent company of Wevidit, Inc.

9. **Related Party Transaction:** Nick Vujicic's controlling membership interest in the IP-Holding Company (Nick Vujicic and his ministry are part owners and Nick is Manager for He Calls We Run, LLC) — the company that owns the film rights and receives revenues after Reg CF investor returns. While this helps drive the campaign's credibility and reach and also aligns with the interest of investors for the film to maximize reach and revenue, it may also influence decisions about timing and distribution of future revenue.

10. **Production Debt (Buyout Mechanics):** The Company's strategy assumes the acquisition or modification of certain rights and agreements related to the Film; however, there can be no assurance that such acquisitions or modifications will be completed on the anticipated terms or at all, which could affect distribution strategy, timing, and revenues.

1. **Advanced and Prepaid Marketing Expenses:** Certain marketing partners, like Nick and the Producers may be reimbursed before other marketing-related disbursements due to agreements tied to prepaid marketing expenses and efforts contributed upfront. While this enhances the campaign's effectiveness and reduce upfront cash needs, this arrangement does influence total marketing costs.

2. **Force Majeure:** Unforeseen events such as natural disasters, pandemics, war, acts of terrorism, civil unrest, or utility failures could significantly disrupt our operations, marketing efforts, and film release schedule. These events may increase costs, delay timelines, and negatively impact revenue in ways that cannot be fully anticipated.

USE OF PROCEEDS

The proceeds from this Regulation Crowdfunding (Reg CF) offering will be used to cover Production Debt and Marketing Costs to promote the theatrical release of *No Limbs No Limits: The Nick V Story*. Primarily, the funds will support the theatrical release costs generally known in the industry as the "P&A". This includes key marketing activities, including national media buys, grassroots engagement, and influencer-driven campaigns designed to maximize box office performance.

The anticipated use of funds is outlined below and aligns with our strategic goal to effectively reach and engage audiences, driving the commercial success of the Film to increase Gross Receipts and enable the Company to pay the Crowd Proceeds Participations. **If the full $5,000,000 is raised, funds will be allocated approximately as follows:**

Category	$5M Raise
Theatrical Advertising Costs & Media Buy	$1,450,000
Production Debt	$1,900,000

Category	$5M Raise
Digital Marketing & Social Ads	$400,000
PR & Publicity Campaigns	$250,000
Influencer & Faith Leader Outreach	$300,000
Church Engagement Strategy	$300,000
Content Creation (DCP, Clips, Trailers)	$150,000
Offering Expenses & Platform Fees (to Good Works)	$250,000
Total	**$5,000,000**

If only the $1,000,000 minimum is raised, proceeds will be used entirely for Production Debt and additional marketing funds will have to be raised by outside Reg D investment opportunities with accredited investors. Those funds would also be in first position, alongside crowd funds, pro-rata, Pari passu.

Note: "P&A" could include reimbursement for prepaid marketing expenses through a strategic advertising partner or partners providing upfront marketing value and needing reimbursement not to exceed $1M (one-million USD).

REGULATORY INFORMATION:

Eligibility

The Company certifies that all of the following statements are true:

• The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

• The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

• The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940.

• The Company is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

• The Company has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the issuer was required to file such reports.

• The Company is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

• The Company, or any of its predecessors, have not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding, or Regulation CF.

TESTING THE WATERS "Measuring Interest":

The Company made use of written communication for testing the waters "measuring interest" prior to filing this Offering Statement on Form C. Attached (Exhibit F) is a copy of that web page and a presentation deck circulated to potential investors.

INVESTING PROCESS:

We are not selling the Crowd Proceeds Participations through commissioned sales agents or underwriters. We will use the website of Good Works Investments, invest.goodworkshub.com, to provide notification of the offering. This Offering Statement will be furnished to prospective investors at invest.goodworkshub.com/nickv via download, 24 hours per day, 7 days per week on the website. Good Works Investments website will be the exclusive means by which prospective investors may subscribe in this Offering.

Upon committing to invest in a Crowd Proceeds Participation, the investor will receive a confirmation of the investor's commitment to invest. After the offering has been live for the required 21-day listing period, the Company will approve or reject the investment commitments through the Intermediary in the order the commitments were received and based on the requirements set forth in the Proceeds Participation Agreement attached hereto as Exhibit A. At that time, the investor will receive another email confirming the investment or identifying a rejection.

Information Regarding Length of Time of Offering

Investment Cancellations: Investors may cancel an investment commitment until 48 hours prior to the deadline(s) identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met by display on the offering page.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five (5)business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Once the minimum or target amount has been reached, the Issuer may close on the target amount funds and subsequent rolling closes thereafter without changing the overall Offering deadline or closing the full Offering. Issuer will provide the required (5) day notice for each rolling close.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline(s), the funds will be released to the issuer upon each closing and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

You may cancel your investment via Good Works Investments through your account by emailing a notice of cancellation to support@goodworkshub.com.

Notifications: Investors may receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

• a change in minimum offering amount,
• change in security price,
• change in management, etc.

If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and their funds will be returned.

Updates

Information regarding updates to the offering can be found at: invest.goodworkshub.com/nickv.

INVESTOR LIMITATIONS IN REGULATION CF – EQUITY CROWDFUNDING:

For a "non-accredited" investor, the limitation on how much you can invest depends on your net worth and annual income.

If *either* your annual income or your net worth is less than $124,000, then during any 12-month period, you can invest up to the greater of either $2,500 or 5% of the greater of your annual income or net worth.

If *both* your annual income *and* your net worth are equal to or more than $124,000, then during any 12-month period, you can invest up to 10% of annual income or net worth, whichever is greater, but not to exceed $124,000.

Joint calculation. You can calculate your annual income or net worth by jointly including your spouse's income or assets. It is not necessary that property be held jointly. However, if you do calculate your income or assets jointly with your spouse, each of your crowdfunding investments together cannot exceed the limit that would apply to an individual investor at that annual income or net worth level.

Investment Cap:
While non-accredited individuals cannot invest more than $124,000 aggregate in Regulation Crowdfunding offerings during any 12-month period (regardless of income or net worth), accredited investors (as defined by the SEC, like income exceeding $200K annually, $5 million in assets) do not have an aggregate Reg-CF limitation.

12-Month Lookback:
These limits apply across all Regulation Crowdfunding offerings within the past 12 months on all platforms, not just this one offering or just one platform.

ONGOING REPORTING REQUIREMENTS:

The Company has not filed an annual report to date. In compliance with Regulation Crowdfunding (Reg CF), Hope Multiplied, LLC is required to file annual reports with the U.S. Securities and Exchange Commission (SEC) and make them publicly available.

Annual Reporting Obligation

The issuer must file a Form C-AR (Annual Report) with the SEC no later than 120 days after the end of each fiscal year. The report will include:
- Updated financial statements (in accordance with applicable tier thresholds)
- Disclosure of material changes
- Information about the business and its financial condition
- Ongoing use of proceeds from the offering

Termination of Reporting Obligation

Hope Multiplied, LLC must continue to comply with the ongoing reporting requirements until:

1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act.

2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000.

3) it has filed at least three annual reports pursuant to Regulation Crowdfunding.

4) it or another party repurchases all the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) it liquidates or dissolves its business in accordance with state law.

Where to Access Reports

Annual reports and other disclosures will be available on:
- The SEC's EDGAR database (https://www.sec.gov/edgar/searchedgar/companysearch.html)
- The website for the Issuer: (https://Nickvteam.com/investors
- Or, if applicable, on the issuer's website: https://invest.goodworkshub.com

EXHIBITS

Exhibit A. Proceeds Participation Agreement

Exhibit B. Issuer Incorporation Docs

Exhibit C. Operating Agreement

Exhibit D. Officer Certification Financials

Exhibit E. Diagrams for Use of Funds and Revenue Waterfalls

Exhibit F. Measuring Interest Collateral

Exhibit E.
Diagrams for Use of Funds and Revenue Waterfalls

Diagram 1. Use of Funds

FIRST $1,000,000

└▶ 100% → Production Debt Recoupment paid to Reserve Entertainment Fund on behalf of He Calls We Run LLC.

NEXT $1,000,000

└▶ 25% → Issuer Approved Marketing Expenses
└▶ 25% → Production Debt paid as described above.
└▶ 25% → Issuer Approved Marketing Expenses
└▶ 25% → Production Debt paid as described above.

ALL FUNDS ABOVE $2,000,000

└▶ 70% → Issuer Approved Marketing Expenses

└▶ 30% → Production Debt as described above.

Diagram 2. Revenue Waterfalls

100% FILM GROSS REVENUES
(Theatrical, Video on Demand (VOD) Streaming, International, Event Licensing, Ancillary)

└▶ LESS: DISTRIBUTION FEES & MARKETING EXPENSES: Exhibitors, Platforms, Sales Agents, etc. = GROSS RECEIPTS

└▶ He Calls We Run LLC (IP Holding Company) - Passed through promptly to Issuer, no deductions, or directly received by Hope Multiplied, LLC.

└▶ Hope Multiplied LLC, Issuer for TIER 1: RETURN OF CAPITAL (FIRST POSITION)
• Crowd Investor Principal Up to 120% return of invested principal, paid PRO-RATA and PARI PASSU, any Issuer Approved Reg D Marketing raises until completed.

└▶ He Calls We Run LLC (IP Holding Company) TIER 2: RETURN OF CAPITAL (SECOND POSITION)
• After Reg CF Recoupment and Recoupment Premium are completed, all subsequent revenues remain with IP Holding Company for distribution to Investors Pro rata, Pari passu, Distributed per Operating Agreement